DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com

March 23, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Duchovny

Re:	FONAR Corporation
Schedule 13E-3 filed by FONAR Corporation et al.
Filed February 26, 2026
File No. 005-33323

Preliminary Proxy Statement
Filed February 26, 2026
File No. 000-10248

Ladies and Gentlemen:

On behalf of our client, FONAR Corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated March 20, 2026 (the “Comment Letter”), regarding the above-referenced Schedule 13E-3 (the “Transaction Statement”) and Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments set forth below, concurrently with the filing of this letter, Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Transaction Statement (the “Amended Transaction Statement”), which include changes to reflect the Staff’s requested disclosure edits, are being filed with the Commission. Unless otherwise specified, all references to page numbers and captions correspond to the Preliminary Proxy Statement if referring to the Staff’s comment, and to the Amended Proxy Statement if in the response.

U.S. Securities and Exchange Commission

March 23, 2026

Preliminary Proxy Statement on Schedule 14A Filed February 26, 2026

General

1.	Please file the preliminary proxy card.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed the preliminary proxy card as an appendix at the end of the Amended Proxy Statement.

Frequently Used Terms, page 1

2.

Refer to the definition for “disinterested stockholders.” Revise the definition to provide the full definition in your disclosure rather than refer to the DGCL. Apply this comment to any other defined terms that refer to sources other than the proxy statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures to provide the full definitions for “disinterested stockholders” and other defined terms that referred to sources other than the proxy statement and to make conforming changes. These revised disclosures are set forth in the letter to stockholders and on pages 2-6, 10, 13, 14, 17, 22, 41, 56, 58, 60-63, 79-81, 98, 113, 114, 122, 128, 160, 161 and 165 of the Amended Proxy Statement.

Summary Term Sheet, page 7

3.	Please revise your disclosure in this section and in the section “Questions and Answers” to significantly shorten them and avoid duplication. See Item 1001 of Regulation M-A.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures in the “Summary Term Sheet” and “Questions and Answers” sections to significantly shorten them and avoid duplication. These revised disclosures are set forth on pages 9, 10, 13-18, 22, 23, 25-29, 31 and 32 of the Amended Proxy Statement.

Recommendation of the Disinterested Directors, page 69

4.

Revise your disclosure to address how any filing person relying on the Marshall & Stevens opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to the Public Stockholders, rather than all security holders unaffiliated with the company.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 57, 60 and 64 of the Amended Proxy Statement to address the following explanation: The Company’s unaffiliated security holders, which are determined in accordance with Rule 13e-3, consist of each holder of Company Capital Stock or Class A Non-voting Preferred Stock (in each instance, other than a holder of any Excluded Shares) who is not an “affiliate” of the Company within the meaning of Rule 13e-3 (the concept of an affiliate under Rule 13e-3 includes any person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with FONAR). In turn, each FONAR stockholder who is an affiliate of the Company within the meaning of Rule 13e-3 is a member of the Acquisition Group (within the Amended Proxy Statement and the Transaction Statement on Schedule 13E-3, the Company refers to such Acquisition Group members, collectively, as the Rollover Stockholders). Accordingly, the Company’s unaffiliated security holders consist of the holders of outstanding FONAR stock excluding the Acquisition Group members. Furthermore, as described in the Amended Proxy Statement, the opinion of

U.S. Securities and Exchange Commission

March 23, 2026

Marshall & Stevens was among the factors considered by the Special Committee and the Disinterested Directors in evaluating the proposed Merger. As discussed under the caption “Special Factors—Opinion of Marshall & Stevens” in the Amended Proxy Statement, the opinion of Marshall & Stevens relates only to the fairness, from a financial point of view, of the Merger consideration to be received by the “Public Stockholders,” which refers to the holders (other than Parent) of outstanding Company stock. As of March 23, 2026, the Acquisition Group members (inclusive of Mr. Damadian, Mr. Bonanni and Mr. Lehman) own, in the aggregate, 248,774 shares of Common Stock, 254,964 shares of Class C Common Stock and 13,494 shares of Class A Non-voting Preferred Stock, all of which shares are owned by the Rollover Stockholders, and not by Parent. Each of the Rollover Stockholders has individually committed pursuant to the terms of the Equity Commitment Agreements to contribute, immediately prior to the consummation of the Merger, all of such Rollover Stockholder’s shares of Company Capital Stock and Class A Non-voting Preferred Stock to Parent in exchange for Class B membership units of Parent. As a result, as of the Effective Time, all of the outstanding FONAR stock, excluding all shares owned by Parent, will be owned by the Company’s unaffiliated security holders. Accordingly, as of the Effective Time, the Public Stockholders to which the opinion of Marshall & Stevens relates, will consist of the Company’s unaffiliated security holders as described above.

Opinion of Marshall & Stevens, page 71

5.	Please disclose the amount of the compensation paid or payable to Marshall & Stevens.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to state the amount of the compensation paid or payable to Marshall & Stevens, consisting of an aggregate of $120,000 in cash which has been paid in full, on page 69 of the Amended Proxy Statement.

6.

We note that, in the “Per Share Value Conclusion,” Marshall & Stevens appear to have compared a range of values of $14.48 to $15.52 per share of Common Stock, Class B Common Stock, and Class C Common Stock to the offered price of $19 per share for the Common Stock, Class B Common Stock, and Class C Common Stock. We also note that the price of $19 per share applies to the common stock and the Class B common stock. Please revise the disclosure to clarify this.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on page 76 of the Amended Proxy Statement.

Positions of Mr. Damadian, Mr. Bonanni and Mr. Lehman as to the Fairness of the Merger, page 84

7.

We note your disclosure in this section and the section stating the position of the Acquisition Group that such parties “may be deemed to be affiliates of the Company.” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures to reflect that the filing persons do not disclaim the underlying conclusions reached by each such filing person in determining to file a Schedule 13E-3. These revised disclosures are set forth on pages 13-15, 32, 63, 79-81, 97 and 165 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

March 23, 2026

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please contact me at (212) 335-4651 or via email at Jon.Venick@us.dlapiper.com.

Very truly yours,

/s/ Jon Venick
Jon Venick

cc:	Timothy Damadian, Chief Executive Officer of the Company

John P. Collins, General Counsel of the Company